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                          CERTIFICATE OF AMENDMENT TO

                                   BYLAWS OF

                            MISSION WEST PROPERTIES


     The undersigned, the duly appointed and acting Secretary of Mission West Properties, a California corporation (the "Company"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company at a meeting duly held on August 5, 1997 and that the same has not since been rescinded or modified:

          RESOLVED, that pursuant to Paragraph 3.2.1 of the Bylaws of the Company, the exact number of Directors of the Company is hereby set at five (5) until changed in accordance with said Paragraph 3.2.1.

     IN WITNESS WHEREOF, this Certificate of Amendment to Bylaws has been executed this 2nd day of September, 1997.



                                       /s/ Katrina L. Thompson
                                       ------------------------------
                                       Katrina L. Thompson, Secretary